SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

June 2025

Commission File Number: 001-37925

GDS Holdings Limited

(Registrant’s name)

F4/F5, Building C, Sunland International

No. 999 Zhouhai Road

Pudong, Shanghai 200137

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

EXHIBITS

99.1	Press release — GDS Announces Closing of Offering of US$550 Million Convertible Senior Notes and Full Exercise of Option to Purchase Additional Notes

99.2	Press release — GDS Announces Closing of Offering of American Depositary Shares in connection with the Delta Placement of Borrowed ADSs

99.3	Press release — GDS Announces Closing of Public Offering of ADSs and Full Exercise of Option to Purchase Additional ADSs

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GDS Holdings Limited

Date: June 2, 2025	By:	/s/ William Wei Huang
	Name:	William Wei Huang
	Title:	Chief Executive Officer